FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued on 9 April 2013 by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

11 April 2013

THE SAUDI BRITISH BANK
FIRST QUARTER 2013 RESULTS

·   Net profit of SAR948 million (US$253 million) for the three months ended 31 March 2013 - an increase of SAR94 million (US$25 million), or 11.0%, compared with SAR854 million (US$228 million) for the same period in 2012.

·   Operating income of SAR1,438 million (US$383 million) for the three months ended 31 March 2013- an increase of SAR203 million (US$54 million), or 16.4%, compared with SAR1,235 million (US$329 million) for the same period in
    2012.

·   Customer deposits of SAR122.1 billion (US$32.6 billion) at 31 March 2013 - an increase of SAR10.5 billion (US$2.8 billion), or 9.4%, compared with SAR111.6 billion (US$29.8 billion) at 31 March 2012.

·   Loans and advances to customers of SAR101.2 billion (US$27.0 billion) at 31 March 2013 - an increase of SAR10.0 billion (US$2.7 billion), or 11.0%, compared with SAR91.2 billion (US$24.3 billion) at 31 March 2012.

· The bank's investment portfolio totalled SAR32.4 billion (US$8.6 billion) at 31 March 2013, an increase of 37.4% compared with SAR23.6 billion (US$6.3 billion) at 31 March 2012.

· Total assets were SAR158.8 billion (US$42.3 billion) at 31 March 2013, compared with SAR144.0 billion (US$38.4 billion) at 31 March 2012, an increase of 10.2% or SAR14.7 billion (US$3.9 billion).

· Earnings per share of SAR0.95 (US$0.25) for the three months ended 31 March 2013 - an increase of 11.0% compared with SAR0.85 (US$0.23) for the same period in 2012.

Commentary
The Saudi British Bank (SABB) recorded a net profit of SAR948 million (US$253 million) for the three months ended 31 March 2013. This is an increase of SAR94 million (US$25 million) or 11.0% compared with same period in 2012.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB's strategy of diversifying its income streams, effective cost control and ongoing emphasis on booking quality business at acceptable margins while maintaining strong capital and liquidity ratios has enabled the bank to record a good financial performance for the quarter ended 31 March 2013.

"We would again like to thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at
ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 11 April 2013